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Exhibit 3

URBAN IMPROVEMENT FUND LIMITED-1973
January 23, 2004
MEMO FROM:	INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY GENERAL PARTNER

Dear Limited Partner:

        You have recently received a letter from us regarding the tender offer dated January 6, 2004 from Everest Properties II, LLC ("Everest") to purchase 1,180 units in Urban Improvement Fund Limited—1973 (the "Partnership") at a price of $650 per unit. Interfinancal Real Estate Mangement Company ("IREMCO"), the General Partner, wishes to supplement our earlier letter regarding the tender offer with the following information:

  1.
  At various times within the past 12 months, an affiliate of the General Partner has explored the possibility of undertaking a tender offer to purchase limited partnership units or other transactions involving the Partnership. Although the Partnership and the General Partner have no current plans to consummate such a transaction, there can be no assurance that the General Partner will not decide to explore such transactions in the future. Such transactions may result in an offer to the holders of limited partnership interests at a purchase price greater than the current Everest tender offer price.

  2.
  The General Partner now expects to make a larger cash distribution to the partners from the proceeds received by the Partnership from the sale of the Partnership's investment in The Mills at Cortez Hill, than the $400,000 reported in our earlier letter. While the final distribution amount has not been set, the General Partner intends to make a distribution between $1,250,000 and $1,750,000, which is between approximately $100 and $140 per unit, to be made in the next 30 to 60 days. If you sell your units pursuant to the Everest tender offer, you will not receive that distribution or, if you do receive the distribution, Everest will deduct the amount of the distribution from the purchase price payable for your units.

  3.
  If Everest is successful in purchasing some or all 1,180 units, the number of holders of record of Partnership limited partnership units may fall below 300. If the Partnership has less than 300 record holders of limited partnership interests, the Partnership may file a Form 15 with the Securities and Exchange Commission ("SEC") to suspend its duty to file reports required by Section 13(a) of the Securities Exchange Act of 1934. This would mean that the Partnership would no longer be required to file quarterly and annual reports with the SEC.

        As always, should you have any questions or wish to discuss the Everest tender offer, or selling your units in the Partnership, please feel free to call John Taylor at the offices of your General Partner, on his direct line number of 206-628-8018, or on the toll free number of 800-398-6399.

International Real Estate Investment Management Company
General Partner

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  Exhibit 3